Wachtell, Lipton, Rosen & Katz
MARTIN LIPTON HERBERT M. WACHTELL PAUL VIZCARRONDO, JR. PETER C. HEIN HAROLD S. NOVIKOFF THEODORE N. MIRVIS EDWARD D. HERLIHY DANIEL A. NEFF ANDREW R. BROWNSTEIN PAUL K. ROWE MARC WOLINSKY	DAVID M. SILK ROBIN PANOVKA DAVID A. KATZ ILENE KNABLE GOTTS DAVID M. MURPHY JEFFREY M. WINTNER TREVOR S. NORWITZ BEN M. GERMANA ANDREW J. NUSSBAUM RACHELLE SILVERBERG STEVEN A. COHEN	51 WEST 52ND STREET NEW YORK, N.Y. 10019-6150 TELEPHONE: (212) 403 -1000 FACSIMILE: (212) 403 -2000 GEORGE A. KATZ (1965-1989) JAMES H. FOGELSON (1967-1991) LEONARD M. ROSEN (1965-2014) OF COUNSEL		NICHOLAS G. DEMMO IGOR KIRMAN JONATHAN M. MOSES T. EIKO STANGE DAVID A. SCHWARTZ JOHN F. LYNCH WILLIAM SAVITT ERIC M. ROSOF MARTIN J.E. ARMS GREGORY E. OSTLING DAVID B. ANDERS	DAVID K. LAM BENJAMIN M. ROTH JOSHUA A. FELTMAN ELAINE P. GOLIN EMIL A. KLEINHAUS KARESSA L. CAIN RONALD C. CHEN GORDON S. MOODIE DONGJU SONG BRADLEY R. WILSON GRAHAM W. MELI
DAVID GRUENSTEIN STEVEN A. ROSENBLUM JOHN F. SAVARESE SCOTT K. CHARLES JODI J. SCHWARTZ ADAM O. EMMERICH GEORGE T. CONWAY III RALPH M. LEVENE RICHARD G. MASON MICHAEL J. SEGAL	DEBORAH L. PAUL DAVID C. KARP RICHARD K. KIM JOSHUA R. CAMMAKER MARK GORDON JOSEPH D. LARSON LAWRENCE S. MAKOW JEANNEMARIE O’BRIEN WAYNE M. CARLIN STEPHEN R. DiPRIMA

WILLIAM T. ALLEN

MICHAEL H. BYOWITZ

PETER C. CANELLOS

DAVID M. EINHORN

KENNETH B. FORREST

THEODORE GEWERTZ

MAURA R. GROSSMAN

RICHARD D. KATCHER

MEYER G. KOPLOW

DOUGLAS K. MAYER

ROBERT B. MAZUR

PHILIP MINDLIN

ROBERT M. MORGENTHAU

DAVID S. NEILL

BERNARD W. NUSSBAUM

LAWRENCE B. PEDOWITZ

ERIC S. ROBINSON

PATRICIA A. ROBINSON*

ERIC M. ROTH

MICHAEL W. SCHWARTZ

STEPHANIE J. SELIGMAN

ELLIOTT V. STEIN

WARREN R. STERN

PATRICIA A. VLAHAKIS

AMY R. WOLF

				ANDREA K. WAHLQUIST ADAM J. SHAPIRO NELSON O. FITTS JOSHUA M. HOLMES DAVID E. SHAPIRO DAMIAN G. DIDDEN ANTE VUCIC IAN BOCZKO MATTHEW M. GUEST DAVID E. KAHAN	GREGORY E. PESSIN CARRIE M. REILLY MARK F. VEBLEN VICTOR GOLDFELD EDWARD J. LEE BRANDON C. PRICE KEVIN S. SCHWARTZ MICHAEL S. BENN SABASTIAN V. NILES ALISON ZIESKE PREISS

* ADMITTED IN THE DISTRICT OF COLUMBIA COUNSEL

		DAVID M. ADLERSTEIN AMANDA K. ALLEXON LOUIS J. BARASH FRANCO CASTELLI DIANNA CHEN ANDREW J.H. CHEUNG PAMELA EHRENKRANZ UMUT ERGUN KATHRYN GETTLES-ATWA ADAM M. GOGOLAK	PAULA N. GORDON NANCY B. GREENBAUM MARK A. KOENIG LAUREN M. KOFKE J. AUSTIN LYONS ALICIA C. McCARTHY AMANDA N. PERSAUD S. CHRISTOPHER SZCZERBAN JEFFREY A. WATIKER

February 16, 2016

VIA EMAIL AND EDGAR

Mr. Dietrich A. King

Assistant Director
Office of Financial Services
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                             Capital Bank Financial Corp.

Registration Statement on Form S-4

Filed December 21, 2015

File No. 333-208646

Dear Mr. King:

On behalf of Capital Bank Financial Corp. (“Capital Bank Financial” or the “Company”) and CommunityOne Bancorp (“CommunityOne”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s registration statement on Form S-4 filed with the Commission on December 21,

2015 (the “Registration Statement”) contained in your letter dated January 7, 2016 (the “Comment Letter”), we submit this letter containing the Company’s responses to the Comment Letter.  In connection with this letter, the Company is filing an amendment to the Registration Statement (“Amendment No. 1”) on the date hereof.

The responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter.  For your convenience, we have set out the text in bold of the comments from the Comment Letter followed by our responses.  Page numbers referenced in the responses refer to page numbers in Amendment No. 1.

The Merger

Background of the Merger, page 61

1.              We note that CommunityOne engaged UBS Securities LLC to serve as a co-financial advisor along with Sandler O’Neill + Partners in connection with the CommunityOne board’s consideration of strategic alternatives.  Please tell us whether any of the presentations or evaluations provided by UBS representatives, whether orally or in written form, would be considered a report, opinion or appraisal within the meaning of Item 4(b) of Form S-4 and Item 1015 of Regulation M-A.  In doing so, please specifically address the November 17, 2015 presentation mentioned on page 66.  To the extent applicable, please furnish the same information as would be required by Item 1015(b) of Regulation M-A.  For this disclosure requirement, a presentation that was provided orally should be summarized.

Response: In response to the Staff’s comment, we respectfully inform the Staff that it is CommunityOne’s view that none of the presentations and evaluations provided by UBS Securities LLC (“UBS”) to the CommunityOne board of directors, including the joint presentation of Sandler O’Neill + Partners and UBS discussed with the CommunityOne board of directors on November 17, 2015, constitutes a “report, opinion or appraisal” materially related to the transition for purposes of Item 4(b) of Form S-4 and Item 1015 of Regulation M-A.  CommunityOne has advised us that UBS acted as a co-financial advisor and primarily assisted in identifying and contacting prospective parties that might be interested in a potential transaction and evaluating proposals from such potential buyers in the context of the CommunityOne’s current financial position and that the November 17, 2015 presentation reflected preliminary information regarding the status of continuing discussions with Capital Bank Financial and company B.  CommunityOne believes that because the information concerning the November 17, 2015 presentation does not constitute a report, opinion or appraisal materially related to the transaction that was approved by the CommunityOne board of directors on November 22, 2015, disclosure of such information would overstate its importance to the board’s decision-making process, particularly in light of the fact that UBS was not asked to provide a fairness opinion in connection with the merger.  Accordingly, the parties do not believe that it would be customary or appropriate to provide disclosure of this information.

The Merger Agreement

Representations and Warranties, page 109

2.              Please refer to the following statement on page 109: “Accordingly, the representations and warranties in the merger agreement should not be relied on by any persons as characterizations of the actual state of facts about Capital Bank Financial and CommunityOne at the time they were made or otherwise.”  Please note that the merger agreement appended to your proxy statement/prospectus constitutes disclosure to investors, and you are required to consider whether additional disclosure is necessary in order to place in context the information contained in or otherwise incorporated into that agreement, so that such information is not misleading.  Please refer to “Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934 and Commission Statement on Potential Exchange Act Section 10(b) and Section 14(a) Liability,” Exchange Act Release No. 51283 (March 1, 2005).  Accordingly, if you continue to use this cautionary statement, please revise to remove any potential implication that the merger agreement does not constitute disclosure under the federal securities laws.  Further, please clarify that you will provide additional disclosure in your public reports to the extent that you become aware of material information that is required to be disclosed and that otherwise might contradict the disclosure in the merger agreement or your description of the representations that the parties made to each other.

Response:  We acknowledge the Staff’s comment and have revised the Registration Statement accordingly.  Please see pages 112-113 of the Registration Statement.

Annex A

3.              Pursuant to Item 601(b)(2) of Regulation S-K, please file a list briefly identifying the contents of all omitted schedules or similar supplements.  In addition, please file an agreement to furnish the staff with a copy of any omitted schedule upon request.  The agreement to furnish the staff with copies of omitted schedules may be included in the exhibit index to the registration statement.

Response:  We acknowledge the Staff’s comment and have revised the Registration Statement accordingly.  Please see page A-59 of the Registration Statement.

*                               *                                *                               *                                *                               *

In the event that the Company requests acceleration of the effective date of the Registration Statement, as amended, the Company acknowledges that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing, and the revisions to the Registration Statement, have been responsive to the Staff’s comments.  If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1396 or by email at MFVeblen@wlrk.com.

Sincerely,

/s/ Mark F. Veblen
Mark F. Veblen

cc:                                R. Eugene Taylor, Chairman and Chief Executive Officer, Capital Bank Financial Corp.

Vincent Lichtenberger, General Counsel, Capital Bank Financial Corp.

Paul D. Freshour, Partner, Arnold & Porter LLP